Exhibit (a)(5)(xiii)

bhpbilliton

resourcing the future

A future together

BHP Billiton announced in August that it was prepared to invest $40 billion in acquiring PotashCorp—a vote of confidence in the Canadian economy. We believe that our proposal brings real net benefits to Canada, and specifically to the province of Saskatchewan.

Saskatchewan holds the world’s largest potash reserves, and in the face of growing global fertilizer demand, investment to expand current operations and develop new ones is necessary to retain Canada’s leadership in the global potash market and capitalize on the benefits of this strategic resource.

We understand the important role that potash and PotashCorp have played in the history and success of Saskatchewan; although, we think the current management of PotashCorp has drifted from its Saskatchewan roots. We would plan to return the operations to their Provincial roots, and would include the word “Saskatchewan” in the name.

By combining PotashCorp’s operations with BHP Billiton and returning control of PotashCorp to Saskatchewan, we can create a stronger business that will help ensure that Canada is at the centre of the global potash industry for decades to come. We have proposed several undertakings that would result in a net benefit for Canadians as a result of our acquisition of PotashCorp. Among these is our proposal to move management of the potash operations from Chicago back to Saskatoon. BHP Billiton believes in keeping our decision-making close to the resource – we do that elsewhere and we will do that here.

The Province of Saskatchewan has stated that it will lose $3 billion dollars in revenue as a result of the acquisition of PotashCorp. The Province’s concerns arise primarily from tax deferrals which are fully permitted under existing laws in Canada. Nonetheless, BHP Billiton is confident it can address this issue by making commitments which will effectively address any such concerns that the Province may have.

We believe that promises made must be promises kept and we are proud of our track record of honouring our commitments worldwide.

This track record extends to our operations in Canada. Over the last decade, our EKATI diamond mine in the Northwest Territories has exceeded its targets for spending with local businesses, the employment of Aboriginal and Northern workers and support for community projects. In that time, BHP Billiton has spent over $3.4 billion with local suppliers, created over 10,000 jobs and contributed $2.9 million to community programs, exceeding initial estimates of EKATI’s total economic benefit to Canada.

BHP Billiton is willing to commit substantial resources to a province and a country that it believes is a welcome place to invest. We are ready to underline our commitment to Canada with substantial undertakings on jobs, taxes, investment and community spending that will create immediate benefits for the people of Saskatchewan, New Brunswick and Canada.

Sincerely,

Andrew J. Mackenzie

Chief Executive, Non Ferrous

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